Exhibit 99.1

NLS Pharmaceutics Announces Closing of Initial Tranche of US$10.0 Million Purchase Agreement with BVF Partners L.P.

•	Financing provided exclusively by leading healthcare fund BVF Partners L.P.
•	Cash runway potentially secured beyond pivotal studies and NDA submission for Quilience® (Mazindol ER) in narcolepsy

Zürich, Switzerland, December 14, 2022 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced the closing of its previously publicized purchase agreement with BVF Partners L.P. (“BVF”) comprised of an initial closing of $10 million in exchange for 11,494,253 common shares (or equivalents), representing a purchase price per share of $0.87.

As part of the financing, in a second potential closing, BVF will have the right, following a successful end of phase 2 meeting with the U.S. Food and Drug Administration (“FDA”), among other closing conditions, to purchase units at a per unit purchase price of $1.50, which units will consist of common shares (or equivalents), as well as a common share warrant to purchase up to one and a half common shares at an exercise price of $2.03 per share. If this option is exercised in full, BVF will receive 20 million common shares plus common share warrants to purchase 20 million NLS common shares at $2.03 per share.

Laidlaw & Company (UK) Ltd. acted as exclusive introducing broker for the offering.

NLS intends to use the net proceeds from the offering to accelerate the ongoing clinical development of its lead product, Mazindol ER for the treatment of narcolepsy, to advance NLS-4 and other product candidates, to support business development and licensing activities, and for general corporate purposes. With this financing, NLS expects to be able to fund its operations through 2025, beyond the anticipated submission of its New Drug Application for Mazindol ER in narcolepsy, expected in late 2024 or early 2025.

The offering is being made in the United States pursuant to the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D as promulgated by the Securities and Exchange Commission (the “SEC”). The Securities have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and accordingly may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. The Company has agreed to file a registration statement with the SEC covering the resale of the common shares and common shares issuable upon the exercise of the warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the U. S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the intended use of proceeds, its expected cash runway, the timing of its New Drug Application for Quilience and the prospect of a second closing. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500

ml@nls-pharma.com

www.nlspharmaceutics.com

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